NUVERRA ENVIRONMENTAL SOLUTIONS, INC.

14624 N. Scottsdale Road

Suite 300

Scottsdale, AZ 85254

December 4, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.,

Washington, D.C. 20549

Attn:	P. J. Hamidi, Staff Attorney

Re:	Nuverra Environmental Solutions, Inc.

Registration Statement on Form S-1

File No. 333-227996

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Nuverra Environmental Solutions, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on form S-1 (File No. 333-227996) as amended (the “Registration Statement”), so that is may become effective at 4:00 p.m. New York Time on December 7, 2018, or as soon as practicable thereafter.

The Registrant hereby authorizes Joseph M. Crabb, Executive Vice President of the Registrant or Christopher S. Collins of Vinson & Elkins LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i)

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)

The Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Crabb at 602-903-7407, or in his absence, Christopher S. Collins of Vinson & Elkins LLP at 713-758-4436. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Christopher S. Collins of Vinson & Elkins LLP at ccollins@velaw.com or via facsimile at 713-615-5883 with a copy to Mr. Crabb at joe.crabb@nuverra.com.

Best Regards,
Nuverra Environmental Solutions, Inc.

/s/ Joseph M. Crabb
Executive Vice President

cc: Christopher S. Collins, Vinson & Elkins LLP